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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67196

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RiverSource Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 Ameriprise Financial Center, 707 2nd Avenue South
(No. and Street)

Minneapolis (City) MN (State) 55474 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey P. Fox 612-671-6741
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

220 South 6th Street, Suite 1400 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey P. Fox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RiverSource Distributors, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


SHANNON KELLY BLUM
Notary Public-State of Minnesota
My Commission Expires
January 31, 2011

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RiverSource Distributors, Inc.
Statement of Financial Condition
December 31, 2009

Contents

Ernst & Young

Ernst & Young LLP
Suite 1400
220 South Sixth Street
Minneapolis, MN 55402-4509

Tel: +1 612 343 1000
Fax: +1 612 339 1726
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
RiverSource Distributors, Inc.

We have audited the accompanying statement of financial condition of RiverSource Distributors, Inc. (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of RiverSource Distributors, Inc. at December 31, 2009, in conformity with accounting principles generally accepted in the United States.



March 24, 2010

RiverSource Distributors, Inc.
Statement of Financial Condition
December 31, 2009
(in thousands except share data)

Assets		
Cash and cash equivalents	$	34,983
Receivables:		
Due from affiliates		3,052
Other, net of allowance for doubtful accounts of $0		74
Deferred compensation		1,780
Secured demand note receivable from Parent		20,000
Equipment and software, net of accumulated depreciation and amortization of $2,660		5,126
Total assets	$	65,015
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses:		
Due to affiliates	$	6,185
Accrued salaries and employee benefits		5,816
Other accruals		358
Deferred income taxes, net		516
Total accounts payable and accrued expenses		12,875
Liabilities subordinated to the claims of general creditors		20,000
Stockholder's equity:		
Common stock $.01 par value per share:		
Authorized, issued and outstanding shares - 100		—
Additional paid - in capital		32,140
Retained earnings		—
Total stockholder's equity		32,140
Total liabilities and stockholder's equity	$	65,015

See accompanying notes

1. Organization and Significant Accounting Policies

Organization

RiverSource Distributors, Inc. (the Company) is incorporated under the laws of the state of Delaware. The Company is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company provides underwriting and distribution services for financial products of affiliated companies, including the RiverSource Funds and RiverSource Variable Insurance products. Effective May 1, 2009, the Company no longer provides distribution services for the RiverSource Funds' products which are now being distributed by RiverSource Fund Distributors, Inc., an affiliate.

Basis of Financial Statement Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities. These results reflect the best judgment of management and actual amounts could differ from those estimates.

Significant Accounting Policies

Cash and Cash Equivalents: Cash equivalents include time deposits and other highly liquid investments with original maturities of 90 days or less.

Equipment and Software: Equipment and software are carried at cost less accumulated depreciation and amortization. The Company capitalizes certain costs to develop or obtain software for internal use. The carrying value of the internally developed software is $4,943 as of December 31, 2009. The Company generally uses the straight-line method of depreciation and amortization over a period ranging from three to ten years.

Other employee related costs: Employee related costs in 2009 included travel, sales training and promotion, communications, and miscellaneous costs.

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

Measuring Liabilities at Fair Value

In August 2009, the FASB updated the accounting standards to provide additional guidance on estimating the fair value of a liability in a hypothetical transaction where the liability is transferred to a market participant. The standard is effective for the first reporting period, including interim periods, beginning after issuance. The Company adopted the standard in 2009. The adoption did not have a material effect on the Company's financial condition.

(in thousands)

The Hierarchy of GAAP

In June 2009, the FASB established the FASB Accounting Standards Codification™ ("Codification") as the single source of authoritative accounting principles recognized by the FASB in the preparation of financial statements in conformity with GAAP. The Codification supersedes existing non-grandfathered, non-SEC accounting and reporting standards. The Codification did not change GAAP but rather organized it into a hierarchy where all guidance within the Codification carries an equal level of authority. The Codification became effective on July 1, 2009. The Codification did not have a material effect on the Company's financial condition.

Subsequent Events

In May 2009, the FASB updated the accounting standards on the recognition and disclosure of subsequent events. The standard is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The Company adopted the standard in 2009. The adoption did not have a material effect on the Company's financial condition. See note eight for the required disclosure.

Fair Value

In April 2009, the FASB updated the accounting standards to provide guidance on estimating the fair value of a financial asset or liability when the trade volume and level of activity for the asset or liability have significantly decreased relative to historical levels. The standard requires entities to disclose the inputs and valuation techniques used to measure fair value and any changes in valuation inputs or techniques. In addition, debt and equity securities as defined by GAAP shall be disclosed by major category. This standard is effective for annual reporting periods ending after June 15, 2009 and is to be applied prospectively. The Company adopted the standard in 2009. The adoption did not have a material effect on the Company's financial condition.

Future Adoption of New Accounting Standards

Accounting for Transfers of Financial Assets

In June 2009, the FASB updated the accounting standards related to accounting for transfers of financial assets. The standard improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. The standard is effective for interim and annual reporting periods beginning after November 15, 2009, with early adoption prohibited, and must be applied to transfers of financial assets occurring on or after the effective date. The adoption of the standard is not expected to have a material effect on the Company's financial condition.

3. Secured Demand Notes Receivable and Subordinated Liabilities

At December 31, 2009 the Company has a secured demand note collateral agreement with the Parent for $20,000. The interest-free secured demand note receivable was secured by securities with an aggregate market value of $21,613 in cash equivalents at December 31, 2009.

The Company has interest-free subordinated liabilities pursuant to the secured demand note collateral agreement. The collateral and related subordinated liabilities have been approved by FINRA. Therefore, the borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(in thousands)

The secured demand note and subordinated liabilities are between related parties and bear no interest; therefore, the estimated fair value of these financial instruments is not meaningful and has not been disclosed. The secured demand note collateral agreement is due to mature on February 28, 2011.

4. Income Taxes

The Company files a consolidated income tax return with the Parent which includes the Parent and all of its non-life insurance subsidiaries. The provision for current income taxes is determined on a separate entity basis, except that any benefit for losses is recognized only to the extent that they can be utilized in the consolidated return. It is the policy of the Parent to reimburse subsidiaries for any current tax benefits recognized. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. State taxes are allocated to subsidiaries based on apportionment factors.

The Company had a payable to the Parent for federal income taxes of $2,592 at December 31, 2009.

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2009 are as follows:

Deferred income tax assets:	
Deferred compensation and bonuses	$ 2,806
Total deferred income tax assets	2,806
Deferred income tax liabilities:	
Deferred acquisition and bonuses	(2,790)
Internally developed software	(372)
Deferred state income tax NOL	(107)
State income taxes	(53)
Total deferred income tax liabilities	(3,322)
Net deferred income tax liability	$ (516)

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

5. Fair Values of Assets and Liabilities

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

(in thousands)

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 – Prices or valuation based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

Cash Equivalents

The Company's cash equivalents, consist of mortgage-backed securities and are classified as Level 2 and are measured at amortized cost, which is a reasonable estimate of fair value because of the short time between the purchase of the instrument and its expected realization.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2009			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ —	$ 34,896	$ —	$ 34,896
Total assets at fair value	$ —	$ 34,896	$ —	$ 34,896

During the reporting period, there were no assets or liabilities measured at fair value that were Level 3 and there were no material assets or liabilities measured at fair value on a nonrecurring basis.

Fair Value of Financial Instruments: Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2009, which are reasonable estimates of fair value.

6. Net Capital Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2009, the Company had net capital of $41,088, which was $40,838 in excess of the amount required to be maintained.

7. Related-Party Transactions

The Company provides various services to other affiliates, and is compensated for these services pursuant to various agreements with the affiliates to which the services are provided. The most significant activity includes providing distribution services for mutual funds and insurance products sold through an affiliated field force and outside distributors. The Company also provides wholesaling services to its affiliates, which includes planning and coordination of wholesaling activities, providing product sales and educational support, and maintaining staff to support these services.

The Company is also allocated expenses from the Parent for occupancy and equipment rental.

The Company participates in the Parent's 2005 Incentive Compensation Plan. Employees are eligible to receive incentive awards including stock options, restricted stock awards (RSAs), restricted stock units (RSUs), deferred share units (DSUs) performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction.

The Company participates in the Parent's Retirement Plan (the Plan) which covers all permanent employees age 21 and over who have met certain employment requirements. Contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act (ERISA).

The Company also participates in the defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

The Company participates in the defined benefit health care plans of the Parent that provide health care and life insurance benefits to retired employees and retired financial advisors. The plans include participant contributions and service related eligibility requirements. Upon retirement, such employees are considered to have been employees of the Parent.

8. Subsequent Events

The Company has evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure. No events or transactions were identified requiring further recognition or disclosure.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young
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www.ey.com





Statement of Financial Condition

RiverSource Distributors, Inc.
December 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP



ERNST & YOUNG



ERNST & YOUNG

Ernst & Young LLP
Suite 1400
220 South Sixth Street
Minneapolis, MN 55402-4509

Tel: +1 612 343 1000
Fax: +1 612 339 1726
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
RiverSource Distributors, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of RiverSource Distributors, Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with respective cash disbursement record entries, which included a copy of the check mailed to SIPC. We noted no differences.

2. Compared the amounts in the "Final Co 13 SIPC Assessment YE 2009" worksheet as, prepared by management and derived from the FOCUS reports for the fiscal period beginning April 1, 2009 and ending December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the fiscal period beginning April 1, 2009 and ending December 31, 2009. We noted no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers as prepared by management and derived from the Company's general ledger. We noted no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T, the "Final Co 13 SIPC Assessment YE 2009" worksheet, and in the related supporting schedules and working papers supporting the adjustments. We noted no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067196 FINRA DEC
RIVERSOURCE DISTRIBUTORS INC 14*14
ATTN: MARY LOU LUTZ
50606 AMERIPRISE FINANCIAL CTR
MINNEAPOLIS MN 55474-0506

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James Nygren 612-671-2861

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

1-2-09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) Ø

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ Ø

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ Ø

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Riversource Distributors Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23rd day of February, 20 10.

Manager. Regulatory Relations
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending Dec 31, 2009
Eliminate cents

em No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 28,038,321
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	28,038,321
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(25,514,495)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	(23,826)
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	(2,500,000)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	(28,038,321)
2d. SIPC Net Operating Revenues	$ —
2e. General Assessment @ .0025	$ 150

(to page 1 but not less than $150 minimum)

Ameriprise Financial, Inc.
802 Ameriprise Financial Center
Minneapolis, MN 55474

Ameriprise Financial

February 22, 2010

Securities Investors Protection Corporation
805 15th St NW Suite 800
Washington DC 20005-2215

Below is an explanation of the revenue under item 2c(8):

RiverSource Distributors, Inc. receives sponsor support revenue from RiverSource Investments, LLC through a sponsor support agreement. This is used to internally charge-out indirect selling and marketing expenses for the retail distribution arm of the business. For the period ending December 31, 2009, this amounted to $2,500,000.

Sincerely,



James Nygren
Manager, Regulatory Relations